Exhibit 99.1

Lancet Rheumatology Publishes Phase 2b Data on Eupraxia Pharmaceuticals’ EP-104IAR for the Treatment of Knee Osteoarthritis

•	Publication of Eupraxia’s Phase 2b data in Lancet Rheumatology, a distinguished and respected journal, raises the profile of EP-104IAR.
•	As outlined in Lancet Rheumatology, Eupraxia’s EP-104IAR imparts clinically significant and durable pain relief, while also having minimal changes in glucose and cortisol, along with stable fluticasone proportionate concentrations in plasma.
•	The U.S. Centers for Disease Control and Prevention estimates that knee osteoarthritis affects more than 30 million people in the U.S. alone.

Victoria, B.C. – October 15, 2024 – Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ: EPRX) (TSX: EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology to optimize drug delivery for applications with significant unmet need, today announced that Lancet Rheumatology, a leading independent, peer-reviewed journal committed to sharing progressive content relevant to rheumatology specialists worldwide, recently published Eupraxia’s Phase 2 data from its SPRINGBOARD trial evaluating EP-104IAR for the treatment of knee osteoarthritis.

The publication is titled, “Efficacy and safety of a novel extended-release fluticasone propionate intra-articular injection (EP-104IAR) in knee osteoarthritis: a randomized, vehicle-controlled, double-blind, multi-centre, 24- week, Phase 2 trial (SPRINGBOARD)”. A link to the paper can be found here.

“The publication of our Phase 2b data in a distinguished and respected journal such as Lancet Rheumatology raises the profile of EP-104IAR and further underscores the potential of this product candidate to become a best-in-class therapy for the treatment of knee osteoarthritis,” said Dr. James Helliwell, CEO of Eupraxia. “As outlined in the publication, EP-104IAR imparts clinically significant and durable pain relief, while also having minimal changes in glucose and cortisol, along with stable fluticasone proportionate concentrations in plasma. We continue to evaluate multiple program advancement strategies for this exciting and highly differentiated Phase 3-ready clinical asset that we believe holds the potential to advance the standard of care for individuals suffering from knee osteoarthritis.”

“By utilizing an advanced formulation technology, the improved pharmacokinetic and pharmacodynamic profile of EP-104IAR appears to offer strong and sustainable pain relief and shows the potential to significantly improve upon the safety profile for this drug class,” said Philip Conaghan, Professor of Musculoskeletal Medicine, University of Leeds, and an author of the publication. “Based on the data from this Phase 2 study, I look forward to seeing this product candidate continue to advance into late-stage, pivotal testing.”

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The SPRINGBOARD trial is a multi-centre, randomized, double-blind, vehicle controlled, parallel-group Phase 2b clinical trial that evaluated EP-104IAR for the treatment of knee osteoarthritis. Participants (N=318) were evaluated following a single IA dose of 25 mg EP-104IAR or vehicle placebo. The objectives of the study were to evaluate the efficacy, safety and pharmacokinetic profile of EP-104IAR. The 24-week duration of the trial was anticipated to cover the period over which fluticasone propionate is released via diffusion from the EP-104IAR particles.

In June 2023, the Company announced positive results from the Phase 2b clinical trial of EP-104IAR for pain associated with knee osteoarthritis. EP-104IAR met its primary endpoint with a clinically significant and statistically significant (p=0.004) improvement over vehicle-placebo in WOMAC Pain at 12 weeks. EP-104IAR also showed statistically significant improvement over placebo at 12 weeks in three of four secondary endpoints: WOMAC Function (p=0.014), OMERACT-OARSI strict responders (p=0.011) and Area Under the Curve (AUC) for WOMAC Pain (p<0.001). Importantly, statistical significance with OMERACT-OARSI strict pain responders to 15 weeks and Area Under the Curve for WOMAC Pain to 24 weeks was also seen in the Phase 2b study, highlighting a strong and durable response.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the DiffuSphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia’s DiffuSphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia’s EP-104GI is currently in a Phase 1b/2a trial, the RESOLVE trial, for the treatment of eosinophilic esophagitis (“EoE”). EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

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Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "suggests", "scheduled", "intends", "contemplates", "anticipates", “appears to”, “looks forward to”, "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements in this news release include statements regarding the Company's product candidates, including expected benefits to patients; the results gathered from studies and trials of Eupraxia's product candidates; the potential for EP-104IAR to become a best-in-class therapy, advance the standard of care for individuals suffering from knee osteoarthritis, and improve the safety profile for this drug class; the potential for EP-104IAR to advance into late-stage, pivotal testing; future releases of data; the potential for the Company’s technology to impact the drug delivery process; potential market opportunity for the Company’s products; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

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For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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